UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 Par Value

(Title of Class of Securities)

636375107

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.636375107		13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Bedford Oak Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,402,910 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,402,910 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,910 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (see Item 4)
12	TYPE OF REPORTING PERSON* PN

Page 2 of 9 Pages

CUSIP No.636375107		13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Bedford Oak Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,090 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,090 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,090 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (see Item 4)
12	TYPE OF REPORTING PERSON* PN

Page 3 of 9 Pages

CUSIP No.636375107		13G	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Bedford Oak Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,619,900 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,619,900 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,900 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

Page 4 of 9 Pages

CUSIP No.636375107		13G	Page 5 of 8 Pages
1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,619,900 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,619,900 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,900 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (see Item 4)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

National Holdings Corporation (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

875 North Michigan Avenue, Suite 1560
Chicago, Illinois 60611

Items 2(a) and 2(b)	Name of Person Filing and Business Office:

This statement is filed by: (i) Bedford Oak Partners, L.P. (“Partners”), (ii) Bedford Oak Capital, L.P. (“Capital”); (iii) Bedford Oak Advisors, LLC (“Investment Manager”) in its capacity as the investment manager of Partners, Capital and other private investment funds; and (iv) Harvey P. Eisen, in his capacity as managing member of the Investment Manager. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York 10549.

Partners, Capital, the Investment Manager and Harvey P. Eisen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c)	Citizenship:

Partners is a Delaware limited partnership.

Capital is a Delaware limited partnership.

The Investment Manager is a Delaware limited liability company.

Mr. Eisen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.02 par value (“Common Stock”)

Item 2(e)	CUSIP Number:

636375107

Item 3	Not Applicable.

Item 4	Ownership:

The percentages used herein are calculated based upon 17,150,704 shares of Common Stock issued and outstanding as of August 12,

Page 6 of 9 Pages

2009, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ending June 30, 2009.

As of the close of business on August 31, 2009:

1. Bedford Oak Partners, L.P.

(a) Amount beneficially owned: -1,402,910 -

(b) Percent of class: 8.2%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -1,402,910 -

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -1,402,910 -

2. Bedford Oak Capital, L.P.

(a) Amount beneficially owned: -202,090 -

(b) Percent of class: 1.2%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -202,090 -

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -202,090 -

3. Bedford Oak Advisors, LLC

(a) Amount beneficially owned: -1,619,900 -

(b) Percent of class: 9.4%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -1,619,900 -

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -1,619,900-

4. Harvey P. Eisen

(a) Amount beneficially owned: -1,619,900 -

(b) Percent of class: 9.4%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -1,619,900 -

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -1,619,900 -

The Investment Manager controls 1,619,900 shares of Common Stock in its capacity as the investment manager of certain private investment funds including Partners, which itself directly owns 1,402,910 shares of Common Stock, and Capital, which itself directly owns 202,090 shares of Common Stock. Harvey P. Eisen controls 1,619,900 shares of Common Stock in his capacity as the managing member of the Investment Manager.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Page 7 of 9 Pages

☒ Bedford Oak Capital, L.P.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members
of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2009

BEDFORD OAK PARTNERS, L.P.

By: Bedford Oak Management, LLC, its

General Partner

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Chairman and Managing Member

BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC, its

General Partner

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Chairman and Managing Member

BEDFORD OAK ADVISORS, LLC

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Chairman and Managing Member

HARVEY P. EISEN

/s/ Harvey P. Eisen

Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated September 2, 2009, by and among Bedford Oak Partners, L.P., Bedford Oak Capital, L.P., Bedford Oak Advisors, LLC and Harvey P. Eisen.